Exhibit 4.4

EXECUTION VERSION

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

THIS SECURITY HAS NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “ACT”), NOR UNDER ANY APPLICABLE STATE SECURITIES LAWS.  THIS SECURITY HAS BEEN ACQUIRED FOR INVESTMENT AND THIS SECURITY MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION OF IT UNDER THE ACT OR AN OPINION OF COUNSEL OR OTHER EVIDENCE ACCEPTABLE TO THE MAKER THAT SUCH SALE OR TRANSFER IS EXEMPT FROM REGISTRATION UNDER THE ACT.  THIS SECURITY MAY NOT BE TRANSFERRED EXCEPT UPON THE CONDITIONS SPECIFIED IN THIS NOTE AND THE SECURITIES PURCHASE AGREEMENT, DATED NOVEMBER    , 2005 (THE “PURCHASE AGREEMENT”), AND NO TRANSFER OF THIS SECURITY SHALL BE VALID OR EFFECTIVE UNLESS AND UNTIL SUCH CONDITIONS SHALL HAVE BEEN COMPLIED WITH.  THE TRANSFERABILITY OF THIS SECURITY IS SUBJECT TO THE TRANSFER RESTRICTIONS SET FORTH HEREIN AND IN THE PURCHASE AGREEMENT, A COPY OF WHICH WILL BE PROVIDED TO THE HOLDER HEREOF UPON WRITTEN REQUEST TO THE MAKER.

IT & E INTERNATIONAL GROUP

SENIOR SECURED CONVERTIBLE PROMISSORY NOTE

THIS SENIOR SECURED NOTE IS MADE AND DELIVERED PURSUANT TO THE PURCHASE AGREEMENT AND SUBJECT TO THE TERMS AND CONDITIONS THEREOF.  THIS SENIOR SECURED NOTE IS SECURED BY THE COLLATERAL DESCRIBED IN A CERTAIN SECURITY AGREEMENT, DATED AS OF EVEN DATE HEREWITH (THE “SECURITY AGREEMENT”).

November 9, 2005

$

FOR VALUE RECEIVED, IT & E INTERNATIONAL GROUP, a Nevada corporation (the “Maker”), promises to pay, in cash or Common Stock at the option of the Holder (in accordance with Section 4 hereof), to the order of [                                                ] or its registered assigns (the “Holder”) upon a written request of the Holder, on or before a date which shall be the earlier of (i) three (3) months following the Closing Date, (ii) a merger or combination of the Company or the sale, transfer or other disposition of all or substantially all of the assets of the Company or (iii) the acquisition by a single entity, person or a “group” within the meaning of Rule 13d-1 of the Exchange Act, of more than fifty percent (50%) of the voting power or capital stock of the Company (on a fully-diluted basis) or (iv) the issuance by the Maker of Common Stock Equivalents other than an Exempt Issuance, whereby the Maker shall pay an amount equal to Fifty Percent (50%) of the net proceeds received by the Maker from such sale (or a lesser amount if the aggregate outstanding principal and interest is less that 50% of the net proceeds) (the “Demand Date”) the principal amount of              Million                    Dollars ($            ) together with all accrued and unpaid interest thereon, unless this Note is sooner converted in accordance with the terms set forth herein.  All capitalized terms used but not defined herein shall have the meaning set forth in the Purchase Agreement.

1.                                       Interest Rate.  The unpaid balance of the principal amount of this Note shall accrue simple interest (the “Interest”) at a rate (the “Interest Rate”) per annum as follows:

Month 1 of the Senior Secured Note	No interest
Month 2 of the Senior Secured Note	No interest
Month 3 of the Senior Secured Note	No interest
Month 4 and thereafter of the Senior Secured Note	12% per annum

Interest shall begin accruing as of the date that is three (3) months after the date hereof through the Demand Date.  Interest shall accrue on a monthly basis and on the date of a conversion, if applicable, and shall be computed on the basis of a 365-day year, for the actual number of days involved.  If any Event of Default has occurred and is continuing, the Senior Secured Note shall bear interest at a rate of the then-applicable Interest plus four percent (4%) per annum until such time as such Event of Default has been cured.

2.                                       Payment of Principal Amount and Interest.  Accrued Interest shall be due and payable on a monthly basis.  Such payments shall be made either by wire transfer or by delivery to the Holder of a check payable to the Holder.

3.                                       Conversion into Preferred Stock and Common Stock.

(a)                                  Series D Preferred Stock  This Note shall automatically convert into shares of Series D Convertible Preferred Stock without any action required by either the Maker or the Holder as soon as the Maker has sufficient Series D Convertible Preferred Shares authorized for issuance (“Automatic Conversion”).  Initially the Note shall be converted into shares of Series D Convertible Preferred Stock based upon the Preferred Conversion Ratio (for purposes hereof “Preferred Conversion Ratio” shall mean the quotient arrived at by dividing the principal amount of this Note plus any accrued Interest by the Preferred Conversion Price) subject to adjustment as hereinafter provided, and the “Preferred Conversion Price” initially shall be $1,000.  Promptly after the date of Automatic Conversion, Holder shall deliver this Note to the Company for cancellation in exchange for a certificate representing the applicable number of shares of Series D Preferred Stock.

(b)                                 Interest Payments.  Any unpaid accrued Interest shall be paid to the Holder on the date of the Automatic Conversion by wire transfer.

(c)                                  Common Stock  On the Demand Date, and to the extent that the Maker has sufficient shares of Common Stock available for issuance, the Holder may request that payment be made in whole or in part in shares of Common Stock, based upon the Common Conversion Ratio (for purposes hereof “Common Conversion Ratio” shall mean the quotient arrived at by dividing the principal amount of this Note plus any accrued Interest by the Conversion Price) subject to adjustment as hereinafter provided, and the “Common Conversion Price” initially shall be $0.07 per share, (the “Common Conversion Price”).  Promptly after the date of the request from the Holder, Holder shall deliver this Note to the Company for cancellation in exchange for a certificate representing the applicable number of shares of Common Stock.

4.                                       Adjustment Provisions.  The Preferred Conversion Price and the Common Conversion Price and number and kind of shares or other securities to be issued upon conversion determined pursuant to this Note shall be subject to adjustment from time to time upon the happening of certain events, as follows:

(a)                                  Reclassification.  If the Maker at any time shall, by reclassification or otherwise, change the Common Stock into the same or a different number of securities of any class or classes, this Note, shall thereafter be deemed to evidence the right to convert this Note into an adjusted number of such securities and kind of securities as would have been issuable as the result of such change with respect to the Common Stock (i) immediately prior to, or (ii) immediately after, such reclassification or other change at the sole election of the holder of this Note.

(b)                                 Stock Splits, Combinations and Dividends.  If the shares of Common Stock are subdivided or combined into a greater or smaller number of shares of Common Stock, or if a dividend is paid on the Common Stock or any preferred stock issued by the Maker in shares of Common Stock, the Conversion Price shall be proportionately reduced in case of subdivision of shares or stock dividend or proportionately increased in the case of combination of shares, in each such case by the ratio which the total number of shares of Common Stock outstanding immediately after such event bears to the total number of shares of Common Stock outstanding immediately prior to such event.

(c)                                  Share Issuances.  If and whenever the Maker issues or sells, or in accordance with Section 5(c) hereof is deemed to have issued or sold, any shares of Common Stock for an effective consideration per share of less than the then Common Stock Conversion Price (as defined herein) or for no consideration then, the Conversion Price shall be adjusted pursuant to this Section 5(c).  Such adjustment shall be made whenever shares of Common Stock or an instrument convertible into Common Stock are issued (except (i) pursuant to Sections 4(a) or (b) above; (ii) for an Exempt Issuance).  For purposes of this Section an “Exempt Issuance” shall mean the issuance of (a) shares of Common Stock options or shares of Common Stock issued upon the exercise of any such options to employees, officers or directors of the Maker pursuant to any stock or option plan duly adopted by a majority of the non-employee members of the Board of Directors of the Maker or a majority of the members of a committee of non-employee directors established for such purpose, (b) securities upon the exercise of or conversion of any convertible securities, options or warrants issued and outstanding on the date of issuance, provided that such securities have not been amended, (c) the securities issued or issuable hereunder or pursuant to the Securities Purchase Agreement between the Maker and the holder, dated as of the date hereof, (d) issuances in connection with mergers, acquisitions, joint ventures or other transactions with an unrelated third party in a bona fide transaction the purpose of which is not fundraising, or (e) issuances at fair market value to the Maker’s suppliers, consultants and other providers of services and goods not to exceed $100,000 to any one Person, and not to exceed an aggregate of $250,000 in any fiscal year without the prior written consent of the holder. For purposes hereof, the issuance of any security of the Maker convertible into or exercisable or exchangeable for Common Stock shall result in an adjustment to the Conversion Price upon the issuance of such securities pursuant to the formula below.

If the Maker issues any additional shares of Common Stock or Preferred Stock for a consideration per share less than the rate at which the Note is convertible into Common Stock or the Note is convertible into Series D Preferred Shares, based upon the then applicable Common Conversion Price or Preferred Conversion Price, as the case may be, then the Common Conversion Price or the Preferred Conversion Price, as the case may be, shall be adjusted by multiplying the then applicable Common Conversion Price or Preferred Conversion Price, as the case may be, by the following fraction:

A + B
(A + B) + [((C - D) x B) / C]

A =  The total amount of common shares (in the case of a dilutive common stock issuance) or the total amount of the preferred shares (in the case of a dilutive preferred stock issuance) issuable upon conversion of the Note, as the case may be.

B =  Actual common shares (in the case of a dilutive common stock issuance) or preferred shares (in the case of a dilutive preferred stock issuance) sold in the offering.

C =  Common Conversion Price (in the case of a dilutive common stock issuance) or Preferred Conversion Price (in the case of a dilutive preferred stock issuance), as the case may be.

D =  The Offer Price

(d)                                 Computation of Consideration.  For purposes of any computation respecting consideration received pursuant to Section 4(c) above, the following shall apply:

(i)                                     in the case of the issuance of shares of Common Stock for cash, the consideration shall be the amount of such cash, provided that in no case shall any deduction be made for any commissions, discounts or other expenses incurred by the Maker for any underwriting of the issue or otherwise in connection therewith;

(ii)                                  in the case of the issuance of shares of Common Stock for a consideration in whole or in part other than cash, the consideration other than cash shall be deemed to be the fair market value thereof as determined in good faith by the Board of Directors of the Maker (irrespective of the accounting treatment thereof); and

(iii)                               upon any such exercise, the aggregate consideration received for such securities shall be deemed to be the consideration received by the Maker for the issuance of such securities plus the additional minimum consideration, if any, to be received by the Maker upon the conversion or exchange thereof (the consideration in each case to be determined in the same manner as provided in subsections (i) and (ii) of this Section 4(d)).

(e)                                  If, at any time after any adjustment of the Conversion Price shall have been made pursuant to Section 4(c) as the result of any issuance of warrants, rights or convertible securities, and either (1) such warrants or rights, or the rights of conversion or exchange in such other convertible securities, shall expire, and all or a portion of such warrants or rights, or the right of conversion or exchange with respect to all or a portion of such other convertible securities, as the case may be, shall not have been exercised, or (2) the consideration per share for which shares of Common Stock are issuable pursuant to such warrants or rights, or such other convertible securities, shall be increased or decreased by virtue of provisions therein contained, then such previous adjustments shall be rescinded and annulled and the additional shares of Common Stock which were deemed to have been issued by virtue of the computation made in connection with the adjustment so rescinded and annulled shall no longer be deemed to have been issued by virtue of such computation.  Thereunpon, a recomputation shall be made of the effect of such rights or options or other convertible securities on the then outstanding Warrants, but not on any then outstanding Warrant Shares, on the basis of (x) treating the number of additional shares of Common Stock or other property, if any, theretofore actually issued or issuable pursuant to the previous exercise of any such warrants or rights or any such right of conversion or exchange, as having been issued on the date or dates of any such exercise and for the consideration actually received and receivable therefor, and (y) treating any such warrants or rights or any such other convertible securities which then remain outstanding as having been granted or issued immediately after the time of such increase or decrease of the consideration per share for which shares of Common Stock or other property are issuable under such warrants or rights or other convertible securities.

(f)                                    Certificate as to Adjustments.  Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Maker at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of the Series D Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based.  The Maker shall, upon the written request at any time of any holder of the Series D Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Ratio at the time in effect and (iii) the number of shares of Common Stock and the type and amount, if any, of other property which at the time would be received upon the conversion of the Series D Preferred Stock.

5.                                       Protective Provisions.  So long as this Note is outstanding the Maker shall not, without first obtaining the approval (by vote or written consent), as provided by the Delaware General Corporation Law of the holders of at least fifty percent (50%) of the then outstanding Notes of this kind:

(a)                                  alter, amend or repeal (whether by merger, consolidation or otherwise) the rights, preferences or privileges of the Series D Preferred Stock, or any capital stock of the Maker so as to affect adversely the Series D Preferred Stock or this Note;

(b)                                 alter, amend or repeal, the Articles of Incorporation or By-laws, in a manner that would adversely affect the voting power of the Series D Preferred Stock or any other rights or privileges of the holders of the Series D Preferred Stock or this Note;

(c)                                  create any new class or series of capital stock having a preference over the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Maker (“Senior Securities”);

(d)                                 create any new class or series of capital stock ranking pari passu with the Series D Preferred Stock as to distribution of assets upon liquidation, dissolution or winding up of the Maker (“Pari Passu Securities”);

(e)                                  issue any Senior Securities or Pari Passu Securities;

(f)                                    issue or sell any shares of Common Stock or securities convertible into Common stock for no consideration or for a consideration per share less than the then in effect Conversion Ratio, except that, no adjustment to the Conversion Ratio will be made in the case of an Exempt Issuance;

(g)                                 increase the par value of the Common Stock;

(h)                                 directly or indirectly pay or declare any dividend, make any distribution upon, redeem or repurchase any shares of capital stock (except a dividend on, or distribution upon, the Series D Preferred Stock or pursuant to a stock option or award under a plan approved by the Board of Directors); (ii) agree to any provision in any agreement that would impose any restriction on our ability to honor the exercise of any rights of the holders of the Series D Preferred Stock or this Note; or

(i)                                     enter into any transaction, including, without limitation, any purchase, sale, lease or exchange of property, the rendering of any service or the payment of any management, advisory or similar fees, with any of its affiliates, unless such transaction is (i) in the ordinary course of business, and (ii) upon fair and reasonable terms no less favorable to the Maker than it would obtain in a comparable arm’s length transaction with a person which is not an affiliate.

6.                                       Additional Covenants.  The Maker shall, if so requested by Holder, promptly provide the following information:

(a)                                  Annual Financial Statements.  Unless filed with the Securities and Exchange Commission (the “Commission”) through EDGAR and publicly available through the EDGAR system, copies of the consolidated balance sheet of the Maker and its subsidiaries, as of the end of the immediately preceding fiscal year and the related consolidated statements of income, stockholders’ equity and cash flows for such fiscal year, prepared in accordance with generally accepted accounting principles and certified by a firm of independent public accountants of recognized national standing or such other independent public accountants, in either case, as unanimously selected by the Board;

(b)                                 Quarterly Financial Statements.  Unless filed with the Commission through EDGAR and publicly available through the EDGAR system, copies of the consolidated balance sheet of the Corporation and its subsidiaries, and the related consolidated statements of income, stockholders’ equity and cash flows, unaudited but prepared in accordance with generally accepted accounting principles, such consolidated balance sheet, consolidated statements of income, stockholders’ equity and cash flows to be as of the end of each quarter following the end of the immediately preceding fiscal year, in each case with comparative statements for the prior fiscal year; provided, however, that, to the extent the information in this Section 6 is requested by the Holder, Holder shall hold and treat all such information confidential;

(c)                                  Accountant’s Letters.  Copies of each accountant’s management letter and other written report submitted to the Maker by its independent public accountants in connection with an annual or interim audit of the books of the Maker or any of its subsidiaries;

(d)                                 Notices.  Copies of notices of all actions that could materially and adversely affect the Maker or any of its subsidiaries; and

(e)                                  Other Information.  Any other information regarding the business, prospects, financial condition, operations, property or affairs of the Maker as Holder may reasonably request.

7.                                       Security Interest.  This Note shall be senior in lien priority to all other Indebtedness (existing or future) of the Maker (other than Permitted Liens (as defined in the Security Agreement)) and shall be secured by a first priority perfected lien and security interest in the Collateral (as defined in the Security Agreement).

8.                                       Events of Default.  This Note shall become due and payable upon any of the following events, herein called “Events of Default”:

(a)                                  failure of the Maker to pay the principal amount, interest or any other amounts due under this Note as and when due;

(b)                                 a material breach by the Maker, or the material failure by the Maker to perform, any representation, warranty, covenant or agreement made by the Maker in this Note or any other Transaction Document, or any related instrument, document or agreement (subject to any applicable cure periods);

(c)                                  Maker’s application for, or Maker’s consent to, the appointment of a receiver, trustee or liquidator for the Maker or any of its properties;

(d)                                 filing by the Maker of a voluntary petition in bankruptcy or a petition or an answer seeking reorganization or an arrangement with creditors;

(e)                                  the entry against the Maker of a court order approving a petition filed against it under the federal bankruptcy laws by a creditor other than the Holder, which order shall not have been vacated or set aside or otherwise terminated within sixty (60) days;

(f)                                    with respect to any instrument or agreement for borrowed money to which the Maker is or becomes a party, (i) an event of default has occurred and has been declared by any third party to such instrument or agreement, the amount of the declared default exceeds Fifty Thousand Dollars ($50,000), and such third party has accelerated any payments due under such instrument or agreement or (ii) an event of default has occurred and has been declared by any third party to such instrument or agreement, the amount of the declared default exceeds Three Hundred Thousand Dollars ($300,000), provided, that the foregoing shall not constitute a default if the Maker, with advise of its legal counsel, has made a good faith determination that such amount is not due and that the Maker has valid and reasonable defenses against non-payment of such amount.

(g)                                 the Maker agrees to pay in full settlement of any litigation, proceeding or action, or a judgment is entered by a court of competent jurisdiction with respect to any litigation, proceeding or action involving the Maker (other than any settlement entered into or judgment entered with respect to obligations incurred by the Maker in the ordinary course of business and which were accrued for on the balance sheet of the Maker in the ordinary course of business), of at least Three Hundred Thousand Dollars ($300,000) in any one instance or One Million Dollars ($1,000,000) in the aggregate, in each case that is not covered by any insurance maintained by the Maker.

9.                                       Transferability.  Subject to compliance with applicable federal and state securities laws, this Note shall be transferable solely in accordance with Section 5.8 of the Purchase Agreement.  In no event may the Holder assign this Note separate from an assignment of its rights under the Security Agreement.  Any such transfer shall be effected by the presentation of this Note to the Maker for transfer, accompanied by a duly completed and executed Assignment Form in the form attached hereto as Exhibit A, and an opinion of counsel of the Holder in form reasonably satisfactory to the Maker that the transfer may be properly made under an exemption from registration under the Securities Act and applicable state securities laws.  Any transfer made in violation of this Section 6 shall be void.

10.                                 Definitions.  As used in this Note, the following term shall have the following meaning:

“Business Day” means any day that is not a Saturday, a Sunday or other day on which banks are required or authorized by Law to be closed in The City of New York.

11.                                 Notices.  Any notice, request or other communication required or permitted hereunder shall be in writing, and shall be deemed delivered upon personal delivery or facsimile transmission, one (1) business day after being sent via a reputable nationwide overnight courier services, or two (2) business days after deposit in the mail addressed as follows:

If to the Maker:

IT & E International Group

505 Lomas Santa Fe Drive, Suite 200

Solana Beach, California 92075

Attention: Chief Executive Officer

Facsimile No.: (858) 366-0961

With copies to:

Foley & Lardner, LLP

402 W. Broadway, Suite 2300

San Diego, California 92101

Attention: Adam C. Lenain, Esq.

Facsimile No.: (619) 234-3510

If to the Holder:  [                                                ]

With a copy to:  [                                                    ]

Either party may change by notice the address to which notices to it are to be addressed.

12.                                 Successors and Assigns.  All covenants, agreements and undertakings in this Note by or on behalf of any of the parties shall bind and inure to the benefit of the respective successors and assigns of the parties.

13.                                 Governing Law.  This Note shall be governed by, construed under and interpreted and enforced in accordance with laws of the State of New York, without giving effect to principles of choice of law.  Any action or proceeding arising out of or relating to this Note shall be commenced in a federal or state court having competent jurisdiction in the State of New York, and for the purpose of any such action or proceeding, each of the parties and any assignees thereof submits to the personal jurisdiction of the State of New York.  The parties hereby irrevocably consent to the exclusive personal jurisdiction of any state or federal court for New York County in the State of New York or the Southern District of New York.  The parties hereby waive any objection to venue and any objection based on a more convenient forum in any action instituted under this Note.

14.                                 Remedies.  The Maker stipulates that the remedies at law of the Holder in the event of any default or threatened default by the Maker in the performance of or compliance with any of the terms of this Note are not and will not be adequate, and that such terms may be specifically enforced by a decree for the specific performance of any agreement contained herein or by an injunction against a violation of any of the terms hereof or otherwise.

15.                                 Amendments.  The terms and provisions of this Note may not be modified, altered or amended except in accordance with Section 8.1 of the Security Agreement.

16.                                 Headings.  The descriptive headings of the several paragraphs of this Note are inserted for purposes of reference only, and shall not affect the meaning or construction of any of the provisions hereof.

IN WITNESS WHEREOF, the Maker has executed this Note and has delivered it to the Holder, on the day and year first above written.

IT & E INTERNATIONAL GROUP

By:

Name:

Title:

EXHIBIT A

ASSIGNMENT

FOR VALUED RECEIVED, the undersigned Holder of the attached Senior Secured Note (the “Note”) issued by IT & E International Group (the “Maker”) hereby sells, assigns and transfers unto the persons below, all right, title and interest of the undersigned in and to the obligations evidenced by the Note, and does hereby irrevocably constitute and appoint                                     attorney-in-fact to transfer the Note on the books of the Maker with full power of substitution in the premises.

Dated:

Signature:

Fill in for new Registration of Note:

Name of Noteholder

Address of Noteholder: